Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-186811

DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF

6.375% FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Series B Preferred Stock” in the preliminary prospectus supplement, dated April 24, 2014 to the prospectus dated February 22, 2013.

Issuer:	Regions Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of 6.375% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, of the Issuer (the “Preferred Stock”)

Expected Security Ratings:*	B1 / BB / B (Moody’s / S&P / Fitch)

Size:	$500,000,000 (20,000,000 Depositary Shares)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From the date of issuance to but excluding September 15, 2024, at an annual rate of 6.375%, and from and including September 15, 2024, at an annual rate equal to three-month LIBOR plus 3.536%, in each case, only when, as and if declared

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2014

Day Count:	From the date of issuance to but excluding September 15, 2024, 30/360 and from and including September 15, 2024, actual/360

Trade Date	April 24, 2014

Settlement Date:	April 29, 2014 (T+3)

Optional Redemption:	The Issuer may redeem the Preferred Stock, at its option, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after September 15, 2024 or (ii) in whole but not in part, at any time following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated April 24, 2014).

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “RFPrB.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:

$0.675444 per Depositary Share, reflecting 5,433,000 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3750 per depositary share, and 14,567,000 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per depositary share.

Net Proceeds (before expenses) to Issuer:	$486,491,112.50

Joint Book-Running Managers:	Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Lead Manager:	Regions Securities LLC

Co-Managers:

Apto Partners, LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Mischler Financial Group, Inc., Raymond James & Associates, Inc., Samuel A. Ramirez & Company, Inc. and Sandler O’Neill & Partners, L.P.

CUSIP/ISIN for the Depositary Shares:	7591EP 506 / US7591EP5063

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

Regions Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Regions Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Regions Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Goldman, Sachs & Co. toll free at (866) 471-2526, Deutsche Bank Securities Inc. toll-free at 1-800-326-5897, J.P. Morgan Securities LLC toll free at 1-212-834-4533, or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.